EXHIBIT 99.1 1E
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

May 21, 2013

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on May 21, 2013.

Item 4.	Summary of Material Change

The Company announced today results from eight core holes drilled into the North Bullion Fault Zone (NBFZ) on its 100% controlled Railroad Project on the Carlin Trend, Nevada.

Item 5.                  Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

May 21, 2013

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD VENTURES INTERSECTS ADDITIONAL HIGH GRADE GOLD MINERALIZATION WITHIN THE NORTH BULLION DEPOSIT. GOLD ENVELOPE CONTINUES TO EXPAND. RAILROAD PROJECT, CARLIN TREND, NEVADA

May 21, 2013 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com)  today released results from eight  core holes drilled into the North Bullion Fault Zone (NBFZ) on its 100% controlled Railroad Project on the Carlin Trend, Nevada.

Highlights:

•
Hole 13-08, a 75 meter (246 feet) step-out to the north of the North Bullion (NB) gold deposit, encountered multiple zones of significant mineralization from 192 to 377 meters (630 to 1237 feet) including a high-grade zone in the lower breccia which returned 73.5 meters (241 feet) grading 3.67 g/T of gold (0.107 oz Au/st) including 7.6 meters (25 feet) of 12.07 g/T Au (0.352 oz Au/st). Upper hole highlights: a 38.7m (127 ft) intercept averaging 2.02 g/t (0.059oz Au/st) including 7.9 meters (26 feet) of 3.77 g/T Au (0.110 oz Au/st), 4.9 meters (16 feet) of 5.62 g/T Au (0.164 oz Au/st) and 25.5 meters (83.5 feet) of 1.89 g/T Au (0.055 oz Au/st) between 192 and 230 meters (630ft and 757 ft).

•
Hole 13-01, a 300 meter (984 feet) step-out to the south of the known NB deposit, returned 20.4 meters  (67 feet)  of 1.06g/T Au (0.031 oz Au/st), appearing to effectively increase the deposit’s strike length by a third;

•	Holes 13-02 through 13-07 have confirmed the continuity and width of mineralization within the NB deposit and each one returned significant gold values (see table below).

•
Holes 13-08 and 13-01together represent a 375 meter (1230ft) north and south extension to the NB gold deposit. The deposit remains open in multiple directions. The success of these step-out holes further strengthens the potential of the entire 10km (6Mi) long Bullion Fault Corridor. (Please see drill hole location map here.)

       Key observations:

•
The high-grade results in 13-08 not only extend the high-grade zone 75 meters (246 feet) to the north but, more importantly, demonstrate the presence of high-grade mineralization within the lower breccia zone. The lower breccia is dominantly comprised of collapse breccias which are typically a key host for the better gold mineralization in the most productive deposits of the Carlin Trend. Until 13-08, we have encountered consistently thick intervals of mineralization in the lower breccia grading 0.3 to 2.0 g/T of gold. Discovering high-grade mineralization in this location bodes well for finding additional high-grade within the NB deposit and elsewhere in the Railroad district.

•
Further drilling is required to determine the orientation of the high-grade within the larger envelope of gold mineralization comprising the NB deposit. This drilling is now in progress. Feeder conduits may be more vertical than originally thought and may be oriented sub-parallel to the drilling completed to date.

•	The NB deposit remains completely open to the north and south

Gold Standard commenced Phase 2 definition drilling of the NB gold deposit in February, 2013.  Prior drilling consisted of a combination of vertical holes and east-directed fanned holes toward the graben-bounding structure on the east flank of the main NB target zone.  The NBFZ mineralization is fairly typical of the Carlin-style, footwall-model deposits where mineralization is best developed near to the major flanking structure.  Historically, better mineralization is encountered up to several hundred feet from the structure.  The original east-directed holes effectively discovered the deposit and served to characterize the gold mineralization.  Westerly oriented drill holes, 13-02 through 13-10, were designed to establish the dimensions and provide definition to the deposit, which is an ongoing process.

Dave Mathewson, Gold Standard`s Vice President of Exploration, state:  “we remain very confident that the NB gold deposit represents a major Carlin-style discovery and that we will be able to further demonstrate the size and the continuity of the high-grade over the next several months. Our Nevada exploration team is also anxious to recommence exploration drilling along the prospective Bullion Fault Corridor to the south using what we have learned at the NB deposit.  Only a small portion of the 10 kilometers (six miles) of target strike length that Gold Standard controls has been explored.  The surface geochemistry – combined with the CSAMT data - appears to strengthen toward the south and the few historic shallow drill holes that were completed also enhance the prospectiveness of the Bullion Fault Corridor southwards.”

Please see table below for detailed Intercepts for North Bullion Fault Zone. (Please see drill hole location map here.)

Drill Hole RR13-01	Intercept (m)	Thickness (m)	Au Grade (g/t)	Other Ag/Cu,Pb, Zn, Etc.
	137.8-139.3	1.5	0.38
	488.1-490.8	2.7	0.34
	497.0-498.8	1.8	0.34
	524.4-532.0	7.6	0.34
	562.0-563.7	1.7	0.79
	581.7-602.1	20.4	1.06
	605.5-609.8	4.3	0.51
	673.5-676.4	2.9	0.55

RR13-02	Intercept (m)	Thickness (m)	Grade (g/t)
	218.5-221.6	3.1	0.41
	226.5-233.8	7.3	0.45
	296.6-375.0	78.4	0.93
Including	304.9-311.9	7.0	2.26
RR13-03	Intercept (m)	Thickness (m)	Grade (g/t)
	153.4-154.9	1.5	0.41
	159.5-165.6	6.1	0.38
	189.3-200.0	10.7	1.51
Including	190.9-192.4	1.5	5.49
	292.7-293.9	1.2	1.20
	307.6-337.8	30.2	0.72
	357.6-363.7	6.1	0.45
	395.7-422.5	26.8	0.65
RR13-04	Intercept (m)	Thickness (m)	Grade (g/t)
	150.0-160.1	10.1	0.65	0.65 oz Ag/st
	285.6-354.2	68.6	0.438
Including	287.9-294.7	6.8	2.13
	361.8-428.7	66.9	0.87
RR13-05	Intercept (m)	Thickness (m)	Grade (g/t)
	155.8-176.2	20.4	0.96	0.57 oz Ag/st
	211.0-213.1	2.1	0.34
	239.9-249.0	9.1	2.34
Including	242.4-247.6	5.2	4.01
	256.6-368.8	112.2	0.56
	378.9-393.8	14.9	0.30
	429.2-453.8	24.6	0.50
	488.0-493.2	5.2	0.48
	506.6-509.3	2.7	1.17
RR13-06	Intercept (m)	Thickness (m)	Grade (g/t)
	150.5-155.5	5.0	0.58
	162.8-166.7	3.9	1.00
	211.0-233.1	22.1	2.00
	301.2-322.2	21.0	0.69
	336.0-394.2	58.2	0.51
	445.1-449.8	4.7	0.79
RR13-07	Intercept (m)	Thickness (m)	Grade (g/t)
	188.4-189.9	1.5	0.65
	193.1-194.3	1.2	0.38
	220.7-221.9	1.2	0.72
	236.2-365.2	129.0	0.89
Including	273.5-286.6	13.1	2.19
Including	343.6-357.9	14.3	1.89
	385.4-406.1	20.7	0.48
	411.6-412.8	1.2	0.38
RR13-08	Intercept (m)	Thickness (m)	Grade (g/t)
	192.1-230.8	38.7	2.02
Including	192.1-200.0	7.9	3.77
Including	195.1-200.0	4.9	5.62
	205.3-230.8	25.5	1.89
	303.6-377.1	73.5	3.67
Including	336.9-344.5	7.6	12.07
Including	352.1-364.3	12.2	6.93
Assays complete to 384 meters, TD at 578.5 meters
RR13-09	Intercept (m)	Thickness (m)	Grade (g/t)
In progress
RR13-10	Intercept (m)	Thickness (m)	Grade (g/t)
In Progress

*note: the gold intervals reported in the above table are based on a 0.100 g Au/t (0.003 oz Au/st) cutoff. Weighted averaging has been used to calculate all reported intervals.  The reported gold intervals may, or may not represent true thicknesses and, or widths. In general, the gold distribution within these large, complex breccia bodies tends to be irregular and will require additional drilling to establish true widths.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.